2445 Nashville Road Bowling Green, Kentucky 42101 Holley.com

November 12, 2024

VIA EDGAR

Claire Erlanger

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Holley Inc.
Form 10-K for the Year Ended December 31, 2023
Form 10-Q for the Quarter Ended June 30, 2024
File No. 001-39599

Dear Ms. Erlanger and Mr. Woody:

This letter sets forth the response of Holley Inc. (“we,” “us,” “our” or the “Company”) to the comment letter, dated October 15, 2024, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. For convenience of reference, the comment contained in the Staff’s letter is reprinted below in italics, followed by our response.

Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 29

1.

We note from your disclosures on page 30 that your Adjusted EBITDA measure and Adjusted Gross Profit both include an adjustment for inventory charges that is significant for the twenty-six weeks ended June 30, 2024.  Please explain to us why you believe that this adjustment does not represent costs that are normal operating costs of the business, or alternatively please revise to remove this adjustment from your Adjusted EBITDA and Adjusted Gross Profit measures.  See guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.  Your disclosures in your earnings release furnished on Form 8-K should be similarly revised.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the Company has considered the guidance in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (the “Non-GAAP C&DIs”) and wanted to confirm that its adjustment for certain inventory charges are not part of normal operations as discussed below and that the Company’s presentation of Adjusted EBITDA and Adjusted Gross Profit is appropriate under the circumstances and necessary to give investors a representation of normal operating performance.

As previously disclosed by the Company, the non-cash inventory charges relate to a change in strategic direction that resulted in a Strategic Product Rationalization Initiative over a 15-month period that was undertaken under new leadership. Below is the timeline of the Company’s leadership transition and resulting rationalization.

-

February 2023, CEO transition begins with Thomas Tomlinson retiring and the appointment of director, Michelle Gloeckler, as Interim President and CEO, which was during the time of finalizing the financial statements for the year end December 31, 2022.

-	May 2023, Appointment of Matthew Stevenson as the Company’s President and Chief Executive Officer.

Under Ms. Gloeckler, the Company identified the need for a Strategic Product Rationalization Initiative aimed at strategically transforming the Company’s portfolio of SKUs and eliminating unprofitable and slow-moving SKUs from the portfolio.

The first phase of the product rationalization initiative impacted the fourth quarter of 2022 results and represented approximately 28% of the Company’s SKUs. Subsequently, the initiative was completed in the first quarter of 2024 under the leadership of Mr. Stevenson, which represented approximately 17% of the Company’s SKUs.

The Company believes this event over 15 months during its leadership transition by nature is non-recurring because it would not be possible for the Company to replicate a similar product rationalization initiative in a subsequent period in the foreseeable future and remain an operating business. Furthermore, no portion of the product rationalization initiative represented a complete severance of any specific business, but rather a shift in strategy away from SKU proliferation, as was the case under management teams prior to Ms. Gloeckler’s appointment as Interim President and CEO, to better focus capital resources and efforts on SKUs believed to drive strong operating results for the Company.

In order to highlight the unusual nature of the Strategic Product Rationalization’s inventory charge, the Company advises the SEC Staff that it intends to relabel the “inventory charge” adjustment in subsequent filings and earnings releases, which we included in the 10-Q filing and earnings release for the third quarter ended September 29, 2024, as a “strategic product rationalization charge.” The Company also added a disclosure that explains in greater detail the nature of the adjustment and the reasons why the Company believes the charge is non-recurring and not part of the Company’s normal operations.

In contrast to the strategic product rationalization charge that occurred over the 15-month product rationalization initiative that began in the fourth quarter of 2022 and concluded in the first quarter of 2024, the Company’s recurring inventory write-offs are generally related to products not meeting required specifications as outlined in the Company’s accounting policies. Although these write-offs are recurring, their magnitude varies greatly between quarters depending on the production cycles, specific customer specification requests and results of quality trials. Despite the irregular intervals of the elevated level of such write-offs, the Company does not adjust for these recurring inventory write-offs when preparing its non-GAAP measures, because these write-offs are deemed to be a recurring and normal part of our operations.

In contrast to the above, the inventory charges recorded in the fourth quarter of 2022 and the first quarter of 2024 and adjustment from non-GAAP measures were not related to out-of-specification products or to recurring inventory valuation adjustments because they were non-recurring and not part of the Company’s normal operations. As noted above, absent the decision to make a strategic shift, these charges would not have been incurred.

The Company believes that based on the facts and circumstances, the inventory charges were distinct from the recurring write-offs incurred in normal operations because they were a direct result of the decision to make a strategic shift. By adjusting for these charges related to the product rationalization initiative, the Company believes that it improved comparability between periods. The Company believes that the inventory charges in its presentation of non-GAAP financial measures were appropriate under the circumstances and not misleading. Since these charges were outside of the normal course of business operations, the Company will not execute any further significant SKU rationalization that would warrant such an adjustment in the future.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill and Intangible Assets, page 45

2.

We note your disclosure that during the fourth quarter of 2023, you performed your annual impairment test for goodwill, and a qualitative assessment did not identify any indicators of impairment. Goodwill was $419.1 million on December 31, 2023, and is considered at higher risk of failing future quantitative impairment tests due to the narrow difference between fair value and carrying value. We also note the significant goodwill balance at December 31, 2023 and June 30, 2024, and the fact that net book value exceeds market capitalization. Please more fully explain to us how you determined the estimated fair values of your reporting unit(s) exceeded their carrying values. In addition, due to the significant goodwill balance at June 30, 2024, it appears reasonably possible that a goodwill impairment could materially impact your financial statements. Please revise your future filings to address the following items.

●	Disclose whether you performed additional impairment tests since the most recent annual impairments test and explain why or why not.
●

Disclose the number of reporting units you have with goodwill and the numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test.

●	Disclose the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit.
●	Disclose the amount of goodwill allocated to each at risk reporting unit, if more than one reporting unit.
●	Describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined.
●

Discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible, and disclose material changes in key assumptions during the periods presented and the reasons for the changes. Discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

●	Explain how you consider the difference between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.

Response:

The Company respectfully advises the Staff that it has one reporting unit with goodwill that was tested for annual impairment at the beginning of the fourth quarter of 2023. We may perform a quantitative assessment to compare the fair value of the reporting unit to its carrying value or utilize a qualitative assessment as prescribed in ASC No. 350, Goodwill – Intangibles and Other (“ASC 350”), depending on facts and circumstances. After assessing the totality of events and circumstances such as those described in ASC 350-20-35-3C, we qualitatively concluded that it was not more likely than not that the fair value of our reporting unit was less than its carrying amount and therefore we did not perform a quantitative goodwill impairment test in the fourth quarter of 2023.

Regarding the qualitative assessment performed in the fourth quarter of fiscal 2023, the fair value of the reporting unit exceeded its carrying amount by 15% in its most recent fair value calculation, which was performed in the fourth quarter of 2022. Since the most recent fair value calculation, the reporting unit has met or exceeded the net sales forecasted. Management considered whether negative events were present that would indicate whether a quantitative assessment should be performed. We considered any possible negative evidence since the date of the last quantitative assessment in 2022, in which no impairment was present, and noted that our sales, profitability and market capitalization have been trending positively. As such, we did not identify any indicators in 2023 to perform a quantitative assessment. Further, we had not identified notable adverse changes to the industry that would impact the result of the 2023 qualitative assessment. We also considered macroeconomic conditions and cost factors, which indicated to us that the fair value of the reporting unit more likely than not was in excess of its carrying value. Additionally, there have not been any adverse changes in management. There have been no significant changes in Company strategy or key customers that would negatively impact our goodwill impairment test. The Company did not contemplate bankruptcy during 2023. The Company has not been subject to material litigation.

Proposed Disclosures

The Company will update its disclosure of “Critical Accounting Estimates – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the quarterly period ending September 29, 2024 and in subsequent filings to include the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit, and the carrying amount of goodwill ascribed to our one reporting unit, including those in which material intangible asset impairments were recorded.

The Company proposes to provide the following updated disclosure of “Critical Accounting Estimates – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Annual Reports on Form 10-K:

Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually for impairment, or more often if events or changes in circumstances indicate that more likely than not the carrying amount of the asset may not be recoverable.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment and perform a quantitative impairment test. The estimate of the fair value of our reporting unit is based on the best information available as of the date of the assessment. We base our fair value estimate on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. We generally use a blended analysis of the present value of discounted cash flows and the market valuation approach. The discounted cash flow model uses the present values of estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and external economic factors in estimating our future cash flows. The assumptions we use in our evaluations include projections of growth rates and profitability, our estimated working capital needs, as well as our weighted average cost of capital. The market valuation approach indicates the fair value of a reporting unit based on a comparison to comparable publicly traded firms in similar businesses. Estimates used in the market value approach include the identification of similar companies with comparable business factors. These key assumptions are inherently uncertain and require a high degree of estimation and are subject to change based on, among others, industry and geopolitical conditions, our ability to navigate changing macroeconomic conditions and trends and the timing and success of strategic initiatives. Changes in economic and operating conditions impacting the assumptions we made could result in additional goodwill impairment in future periods. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

The Company completed its annual goodwill impairment analysis in the fourth quarter of fiscal 202X, in conjunction with its budgeting and forecasting process for fiscal year 202Y and concluded that no impairment existed for its reporting unit.

As of December 31, 202X, the carrying value of goodwill was $[XXX] million, which was ascribed to one reporting unit. For the fiscal 202X impairment analysis, the Company performed a quantitative assessment for its reporting unit. The estimated fair value of the reporting unit exceeded its carrying value based on the analysis performed by [X]%. Holding all other assumptions used in the 202X fair value measurement constant, a 100-basis-point increase in the weighted average cost of capital would not result in the carrying value of the reporting unit to be in excess of the fair value. The Company also considers the difference between the net book value and market capitalization in assessing the reasonableness of the estimated fair value of our reporting unit. The Company’s market capitalization exceeded the net book value by [X]% as of December 31, 202X.

During our annual impairment assessment and in subsequent interim quarters, we review events that occur or circumstances that change, including the macroeconomic environment, our business performance and our market capitalization, to determine if a quantitative impairment assessment is necessary. If assumptions are not achieved or market conditions decline, potential impairment charges could result. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, changes in discount rates based on changes in cost of capital (i.e., as a result of changes in interest rates or other conditions), lower than expected sales and profit growth rates, changes in industry EBITDA multiples, the inability to quickly replace lost co-manufacturing business, or the bankruptcy of a significant customer.

Notes to the Audited Financial Statements

Note 1. Description of the Business, Basis of Presentation, and Summary of Significant Accounting Policies

Segments, page 58

3.

We note your disclosure in Note 1 that the Company's operations are managed and reported to its CEO, the Company’s chief operating decision maker, on a consolidated basis. The CEO assesses performance and allocates resources based on the consolidated results of operations. Under this organizational and reporting structure, the Company has one reportable segment.  However, we also note that you have made several acquisitions during 2021 and 2022 and have several operating subsidiaries identified in Note 1.  We also note from your 2024 earnings calls that you are currently in the process of restructuring your organization to focus on consumer verticals and platforms and have made several leadership changes including the hiring of an SVP of the Safety division and Electronics segment.  Please tell us how your business is currently structured, including the nature of any business units or divisions below the consolidated level, the leadership of those business units and the role of each individual who reports to the CODM.  Also, please tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

Holley’s business model operates at a consolidated, subsidiary, brand and product level. Our budgets are established on a consolidated level and our CODM reviews our monthly results on a consolidated level, comparing them to prior periods, budget and forecast. Our employees’ compensation and financial benefits are based on the Company’s fiscal year consolidated financial results. A new organizational design was introduced in the fourth quarter of 2023, which includes seven distinct consumer verticals (Classic Truck, Modern Truck, Classic Muscle, Modern Muscle, Euro & Tesla, Asian Import, and Off-Road & UTV). This design introduces a revised approach to looking at Holley’s portfolio of brands and product categories at the sales level, but discrete financial information is not available for the consumer verticals. The Company’s use of the word “verticals” is for branding/marketing purposes only and does not imply how the business is managed. Furthermore, Holley has been very acquisitive in previous years, and these acquisitions are fully integrated into Holley’s financial and operational platforms.

The following individuals report directly to our CODM as it relates to management of the Company’s business functions. These positions have responsibilities spanning the entire organization and not just certain verticals or business units.

-	Executive Vice President of Corporate Development

●	Role: leads strategic initiatives to drive growth through mergers, acquisition, partnerships, and investment opportunities.

-	Senior Vice President of Customer Experience Marketing

●	Role: oversees strategies to enhance customer satisfaction and loyalty through targeted marketing initiatives and engagement efforts.

-	Vice President of Domestic Muscle

●	Role: manages the design, production, and marketing strategies for high-performance vehicles, focusing on brand development and market competitiveness.

-	Senior Vice President of Operations & Supply Chain

●	Role: oversees the efficiency of production processes and logistics, ensuring that goods are delivered on time while optimizing costs and resources.

-	Vice President of Modern Truck & Off-Road

●	Role: directs the development, marketing, and sales strategies for trucks and off-road vehicles, focusing on innovation, performance, and customer engagement.

-	Senior Vice President of Safety, Euro and Electronics Development & Innovation

●	Role: leads the creation and implementation of advanced safety technologies and electronic systems, ensuring compliance with European standards while driving innovation in automotive design.

-	Vice President of Sales

●	Role: oversees the promotion and sales of safety equipment and racing products, while developing strategies to engage clients in the motorsports industry.

The following individuals report directly to our CODM as it relates to the Company’s corporate and support functions:

-	Chief Financial Officer

●	Role: responsible for the oversight of the entire Company’s finance and IT function.

-	Chief Human Resources Officer

●	Role: responsible for the oversight of the entire Company’s human resource function.

-	General Counsel

●	Role: responsible for the oversight of the entire Company’s legal department and corporate secretarial function.

The CODM meets with each of his direct reports individually and as a group on a weekly basis. During these meetings, strategic initiatives are discussed, and functional goals are reviewed. Also, the CODM periodically reviews the progress of customer sales for a particular quarter versus plan and forecast. The Company’s CODM also receives a weekly forecast of consolidated operating results for the quarter. The CODM reviews the operating results of the business at the consolidated level in order to assess performance and make decisions on the allocation of resources.

A monthly financial performance package is distributed to the CODM for review and assessment. As discussed below, this package summarizes the Company’s financial information at the consolidated level. The package does not include discrete financial information below the consolidated level. However, the package does include sales information by product category. Nevertheless, the CODM manages such components at a consolidated level. There is no operating financial information available at the subsidiary, brand or product level that is included in the package provided to the CODM. However, as sales information does not provide a holistic measure on the total operating results, it is not considered discrete financial information.

In accordance with ASC 350-20, discrete financial information should be applied in the same manner as ASC 280. Accordingly, as discussed above, discrete financial information is available at the consolidated level. That is, there is no operating information at the subsidiary, brand or product level.

Management has concluded that there is one operating segment and as such one reporting segment for financial reporting and disclosures. Management also notes that one reporting unit was considered for goodwill impairment under ASC 350-20.

*                          *                          *

If you have any questions, please contact me at 615-294-3644, or by email at jesseweaver@holley.com.

Sincerely,

HOLLEY INC.

By:	/s/ Jesse Weaver
Name: Jesse Weaver
Title: Chief Financial Officer

cc:	Carly Kennedy, General Counsel
David Freed, Mayer Brown LLP